Exhibit 99.1

News Release

January 16, 2020

Turquoise Hill announces fourth quarter 2019 production and 2020 operational and financial guidance

Turquoise Hill today announced fourth quarter 2019 production for Oyu Tolgoi as well as operational and financial guidance for 2020.

Highlights:

•	Full year copper production of 146,346 tonnes vs original guidance range of 125,000 – 155,000 tonnes
•	Full year gold production of 241,840 ounces vs original guidance range of 180,000 – 220,000 ounces
•	Another strong Safety performance at Oyu Tolgoi in 2019 with an All Injury Frequency Rate of 0.16
•	Full year mill throughput of 40,777,225 tonnes, an increase of 5% over 2018

Copper production in Q4’19 of 32,905 tonnes was lower compared to Q4’18 due to decreased head grade driven by the transition from Phase 4a and Phase 6a, to Phase 4b, Phase 6b and lower grade stockpiles. Equally, gold production in Q4’19 of 24,343 ounces was also lower compared to Q4’18 due to the transition from Phase 4a to low grade sources of Phase 4b and stockpiles.

2020 Guidance

Oyu Tolgoi is expected to produce 140,000 to 170,000 tonnes of copper and 120,000 to 150,000 ounces of gold in concentrates in 2020 from both the open pit and the beginning of the underground development material being processed. Although the mid-point copper production range guidance is higher in 2020 versus the 2019 guidance, a lower gold production year is expected for 2020. This is due to the need to mine through lower grade material on the periphery of the South West pit as Phase 4b sinks towards the highest gold and copper grades in the bottom of the pit. It is anticipated that the higher grade ore will be accessed in 2021, resulting in a significant increase in gold production in 2021. Mill throughput for 2020 is expected to be approximately 40 million tonnes.

Operating cash costs for 2020 are expected to be $800 million to $850 million.

Capital expenditure for 2020 on a cash-basis is expected to be approximately $80 million to $120 million for open-pit operations and $1.2 billion to $1.3 billion for the underground development exclusive of any expenditure on power.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground development capital includes both expansion capital and VAT.

C1 cash costs is expected to be in the range of $1.80 to $2.20 per pound of copper produced, up from 2019 guidance largely reflecting the reduced gold production estimate. Unit cost guidance assumes the midpoint of expected 2020 copper and gold production ranges and commodity assumptions of $2.71 per pound copper and $1,362 per ounce gold.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

2021 Outlook

Production in 2021 is expected to increase to a range of 170,000 to 200,000 tonnes of copper, and 450,000 to 500,000 ounces of gold, as we transition to the higher grade ore in the bottom of the pit and continue to increase the amount of underground development material processed.

Underground Development Update

Construction of shaft 2 was completed in October 2019 allowing for the movement of 300 people per cage cycle versus a maximum of 60 people per cage cycle through shaft 1. Underground development material is also being lifted to surface via the Shaft 2 production hoist.

Productivity improvements resulted in increased underground lateral development rates during the fourth quarter, with an average rate of 1,607 equivalent meters (eqm) compared to 1,214 eqm in the third quarter, with December seeing a record 1,809 eqm.

Construction is progressing on shafts 3 and 4 with both collars now installed. Final preparations are now underway to enable commencement of main sinking operations for both shafts during the second quarter of 2020

Detailed analysis work on the mine design is still anticipated to be completed during the first half of 2020, and the Definitive Estimate, which will include the estimate of cost and schedule for the underground project based on the updated design of Panel 0, is still expected to be delivered in the second half of 2020.

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2018	4Q 2018	1Q 2019	2Q 2019	3Q 2019	4Q 2019	1H 2019	1H 2018	Full Year 2018	Full Year 2019
Open pit material mined (‘000 tonnes)	22,523	22,863	23,943	24,408	24,844	28,122	48,351	45,923	91,310	101,316
Ore treated (‘000 tonnes)	9,652	9,361	9,255	10,394	10,040	11,088	19,649	19,725	38,738	40,777
Average mill head grades:
Copper (%)	0.51	0.55	0.57	0.46	0.37	0.42	0.51	0.50	0.51	0.45
Gold (g/t)	0.38	0.56	0.58	0.31	0.14	0.15	0.44	0.25	0.36	0.29
Silver (g/t)	1.19	1.22	1.25	1.20	1.03	1.06	1.23	1.24	1.22	1.13
Concentrates produced (‘000 tonnes)	179.8	189.0	210.1	180.6	131.3	152.6	390.7	356.1	724.9	674.6
Average concentrate grade (% Cu)	21.9	21.9	21.8	21.7	21.7	21.6	21.8	22.0	21.9	21.7
Production of metals in concentrates:
Copper (‘000 tonnes)	39.4	41.5	45.8	39.2	28.4	32.9	85.0	78.2	159.1	146.3
Gold (‘000 ounces)	77	117	120	72	25.6	24.3	192	92	285	241.8
Silver (‘000 ounces)	230	238	247	238	191	190	486	446	914	866.6
Concentrate sold (‘000 tonnes)	171.9	191.4	184.9	225.3	157	157.5	410.3	383.1	746.4	724.7
Sales of metals in concentrates:
Copper (‘000 tonnes)	36.0	40.2	38.5	46.6	32.4	32.3	85.1	80.4	156.7	149.9
Gold (‘000 ounces)	55	111	98	116	35.4	24.7	213	82	248	273.6
Silver (‘000 ounces)	201	216	200	245	207	243.6	445	456	873	895.9
Metal recovery (%)
Copper	80.9	84.8	83.8	80.2	75.1	74.2	82.2	79.6	81.4	78.7
Gold	64.7	71.7	70.1	63.6	54.7	48.2	68.2	57.6	65.2	63.6
Silver	62.8	67.1	63.2	59.2	56	53.5	61.2	56.4	60.9	58.1

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of the Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0 and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 13, 2019 in respect of the year ended December 31, 2018 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2019 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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